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April 24, 2017

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fiesta Restaurant Group, Inc.
Preliminary Proxy Statement filed on Schedule 14A (the “Proxy Statement”)
PREC14A filing made on April 14, 2017 by JCP Investment Partnership LP, et al. File Number: 001-35373

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 21, 2017 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with our client, JCP Investment Management, LLC and the other participants in its solicitation (collectively, “JCP”), and provide the following responses on JCP’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

PREC14A filing made on April 14, 2017

Cover Letter to Stockholders

1.	Please disclose, or provide us with, the factual foundation for this assertion:
•	“Our interests are fully aligned with the interests of all Fiesta stockholders.”

JCP acknowledges the Staff’s comment and offers the Staff the following in support of its statement. JCP, like all of Fiesta’s non-insider stockholders, has a vested interest in Fiesta after acquiring shares in the Company via purchases. Accordingly, like Fiesta’s other stockholders, JCP will only be able to achieve a return on its investment upon the appreciation in value of the Company’s stock. Conversely, the ownership position of the members of the Board is overwhelmingly attributable to awards rather than purchases. In fact, as explained in the Proxy Statement, no incumbent director other than Mr. Twohig (who was just appointed to the Board effective February 28, 2017) has made any open market purchases of Fiesta shares.1 Furthermore, JCP’s interests are fully aligned with stockholders because it is just a stockholder of the Company and does not have competing interests, such as continuing to receive Board fees. JCP’s interests are aligned in the sense that its goal is to maximize value for all stockholders and it does not suffer from potential conflicts of interest.

1 Does not include recent purchases made by Leucadia.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 24, 2017

General

2.	Please provide pagination for the proxy statement, or advise. Refer to Rule 14a-5(a).

JCP acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

3.	The cover letter addressed to stockholders indicates that “[t]he attached Proxy Statement and [ ] proxy card are first being furnished to the stockholders on or about , 2017.” Please move this representation into the proxy statement as required by Rule 14a-6(d). The term “proxy statement” is defined in Rule 14a-1(g) and does not include the cited cover letter.

JCP acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 2 of the Proxy Statement.

4.	We noticed that the proxy statement and other soliciting material, along with the annual report, will be available at a dedicated website in brackets. In light of the “furnished” language cited in the previous comment, please advise us whether or not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

JCP acknowledges the Staff’s comment and has revised the Proxy Statement to explicitly state that the Proxy Statement will be mailed to stockholders. Please see the first page of the cover letter and page 2 of the Proxy Statement.

Reasons for the Solicitation

5.	Please avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. We note, for example, the following statements:
•	“The current directors of Fiesta have presided over prolonged underperformance and must be held accountable for the massive destruction of value that has occurred under their watch.”; and
•	“The Board does not appear to know what to do with Taco Cabana, the largely Texas- based restaurant.”; and
•	“We believe the Board’s ineffectiveness at tackling the persistent destruction of stockholder value is in large part a function of a troubling misalignment of interests between the directors and Fiesta’s stockholders.”

April 24, 2017

Characterizing a statement as an opinion or belief does not eliminate the need to rely upon a reasonable factual foundation to support the statement. Please provide us with the factual foundation upon which the participants relied to compose the bulleted list that appears in this section, or revise to delete the assertions. See Note b. to Rule 14a-9.

JCP acknowledges the Staff’s comment and respectfully believes that a factual foundation exists for its stated opinions and beliefs and provides the Staff with the following supplemental support for its opinions and beliefs included above.

•	“The current directors of Fiesta have presided over prolonged underperformance and must be held accountable for the massive destruction of value that has occurred under their watch.”

As explained in the Proxy Statement, the Company’s total shareholder returns have been negative over the past one, two and three-year periods. Over such periods, Fiesta has significantly trailed its peers and the broader equity market. Each of the incumbent directors (other than Mr. Twohig, who was just appointed to the Board effective February 28, 2017) have served on the Board for the duration of such underperformance.

JCP has revised its disclosure to clarify that it is JCP’s belief that the directors must be held accountable for the value destruction that has occurred under their watch. Please see page 9 of the Proxy Statement.

April 24, 2017

•	“The Board does not appear to know what to do with Taco Cabana, the largely Texas- based restaurant.”

As explained in the Proxy Statement, in February 2016, Fiesta announced that it was spinning off Taco Cabana, only to change those plans in September 2016. Specifically, on February 24, 2016, Fiesta announced that it would spin-off Taco Cabana from Pollo Tropical, making two entities. The transaction was expected to be completed in 2017 or 2018. At the time, the Company stated “[w]e believe establishing two entirely focused companies through a proposed separation offers both the potential for improved shareholder value and for aligning each brand with its respective shareholders’ objectives.” Subsequently, on September 27, 2016, the Company announced that “the Board has reevaluated the previously announced separation of Taco Cabana and concluded that continued brand ownership is in shareholders’ best interest.” In addition, the Company announced that it would suspend its search for a Taco Cabana brand CEO and that the COO and Vice President of Taco Cabana had resigned. In a matter of 7 months, the Board initiated and then canceled an entire separation of the business – while losing management members and giving mixed messages to the market.

JCP has revised its disclosure. Please see page 12 of the Proxy Statement.

•	“We believe the Board’s ineffectiveness at tackling the persistent destruction of stockholder value is in large part a function of a troubling misalignment of interests between the directors and Fiesta’s stockholders.”

As explained in the Proxy Statement and as noted in the response to Comment 1 above, no incumbent director other than Mr. Twohig has made any open market purchases of Fiesta shares.[1] JCP believes that the lack of personal investment by the incumbent Board represents a lack of alignment between their interests and the interests of the Company’s current stockholders.

Further, as explained in the Proxy Statement, three of the incumbent directors are affiliated with Jefferies, and at the time of Fiesta’s spin-off in May 2012, Jefferies owned approximately 28.3% of Fiesta’s outstanding shares. Jefferies began reducing its position in Fiesta in March 2013 and completely exited its position in the Company on September 11, 2013 with a sale of 682,183 shares at a price of $35.54 (which is significantly higher than the $23.90 price Fiesta’s shares closed at on April 21, 2017). JCP believes that directors who have invested their own capital in the Company’s shares would have interests that are more aligned with the Company’s stockholders.

JCP has revised its disclosure. Please see page 14 of the Proxy Statement.

April 24, 2017

Lack of Growth in Franchise Program

6.	Please disclose, or provide us with, the factual foundation for this assertion:
•	“We believe there is potential to grow franchise revenue substantially, and we question why the Board has not pushed management to take advantage of these opportunities.”

JCP acknowledges the Staff’s comment and offers the Staff the following on a supplemental basis in support of its belief that there is potential to grow franchise revenue substantially. First, JCP notes that Pollo Tropical only has international franchise operations and Taco Cabana only has franchise operations in New Mexico. With respect to Pollo Tropical, the entire United States is available to grow franchise operations, and with respect to Taco Cabana, the entire United States (other than New Mexico) and international markets have untapped potential for franchise operations.

Since 2012, the number of Fiesta’s franchised stores has declined, while on average its 2016 proxy peer group has increased the number of franchised stores by 18%. Similarly, from 2012 to 2016, Fiesta’s franchise revenue has increased by approximately 18% whereas its peers have increased franchise revenue by approximately 33% on average.

Source: Form 10-K filings. Dollars in thousands. Excludes KKD due to its acquisition and excludes PBPB due to a lack of available data.

JCP has revised its disclosure. Please see page 12 of the Proxy Statement.

April 24, 2017

Additional Participant Information

7.	Please present all of the beneficial ownership information required by, and in the format expected by, Item 6(d) and corresponding Item 403 of Regulation S-K, or revise to make clear that the participants are relying on Rule 14a-5(c). Refer to Item 6 of Schedule 14A.

JCP acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see Schedule II of the Proxy Statement.

Form of Proxy

8.	The form of proxy states “JCP intends to use this proxy to vote (i) “FOR” Messrs. Morlock and Pappas....” Please revise to reconcile with your disclosure that the proxy will be voted as directed. Refer to Rule 14a-4(e).

JCP acknowledges the Staff’s comment and has revised the form of proxy accordingly. Please see the form of proxy.

9.	Please remove the brackets regarding the anticipated use of discretionary authority with respect to Proposals Nos. 2 and 3. Refer to Rule 14a-4(b).

JCP acknowledges the Staff’s comment and confirms that prior to filing its definitive proxy statement, JCP will remove the brackets regarding the anticipated use of discretionary authority with respect to Proposals Nos. 2 and 3, and will specify whether shares will be voted “FOR” or “AGAINST” such proposals if no direction is indicated.

Sincerely,

/s/ Ryan P. Nebel

Ryan P. Nebel

cc:	James C. Pappas, JCP Investment Management, LLC Steve Wolosky, Olshan Frome Wolosky LLP